Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 of ServisFirst Bancshares, Inc. (the "Company") of our reports dated February 25, 2021, with respect to the consolidated financial statements of ServisFirst Bancshares, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's adoption of the provisions of Accounting Standards Codification Topic 326 Financial Instruments - Credit Losses) and the effectiveness of internal control over financial reporting, which reports appear in ServisFirst Bancshares, Inc.'s 2020 Annual Report on Form 10-K, and to the reference to our firm under the heading "Experts" in the registration statement.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

August 10, 2021